The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-115090
Subject to Completion, Dated June 7, 2006
PROSPECTUS SUPPLEMENT
(To prospectus dated May 23, 2005)

$700,000,000 Royal Caribbean Cruises Ltd.
       % Senior Notes due 2013
       % Senior Notes due 2016

       Royal Caribbean Cruises Ltd. will issue $ principal amount of its      % Senior Notes due 2013 and $ principal amount of its      % Senior Notes due 2016. The      % Senior Notes due 2013 will mature on June 15, 2013 and the      % Senior Notes due 2016 will mature on June 15, 2016. Interest on the Senior Notes will be payable semi-annually on December 15 and June 15 of each year, commencing December 15, 2006. The Senior Notes are not redeemable prior to maturity and do not provide for any sinking fund. The Senior Notes will be separately represented by one or more global securities registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the global securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Senior Notes in definitive form will not be issued. The Senior Notes will be issued only in denominations of $1,000 and integral multiples thereof. The Senior Notes will constitute unsecured and unsubordinated indebtedness of Royal Caribbean Cruises Ltd. and will rank on parity with our other unsecured and unsubordinated indebtedness. See “Description of Senior Notes.”
       Investing in the Senior Notes involves risks that are described in “Risk Factors” beginning on page S-7 of this prospectus supplement.

	Per			Per
	% Senior			% Senior
	Note due			Note due
	2013		Total	2016		Total

Public offering price(1)		%	$		%	$
Underwriting discount		%	$		%	$
Proceeds, before expenses, to Royal Caribbean Cruises Ltd		%	$		%	$

(1)	Plus accrued interest from June , 2006, if settlement occurs after that date.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
       The Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June      , 2006.
Joint Book-Running Managers
Goldman, Sachs & Co.

Barclays Capital

BNP PARIBAS

Morgan Stanley

RBS Greenwich Capital
Co-Managers

DnB NOR Markets	JPMorgan	Morgan Keegan & Company, Inc.	Scotia Capital
June      , 2006

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.
       This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. This prospectus supplement describes the specific details regarding this offering of Senior Notes. The accompanying prospectus provides more general information. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the earlier-dated documents incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described under “Incorporation of Documents by Reference” and “Where You Can Find More Information.”

S-i

THE COMPANY
       As used in this prospectus supplement, the terms “Royal Caribbean,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd., the term “Celebrity” refers to Celebrity Cruise Lines Inc. and the terms “Royal Caribbean International” and “Celebrity Cruises” refer to our two cruise brands. In accordance with cruise industry practice, the term “berths” represents double occupancy capacity per cabin even though many cabins can accommodate three or more passengers. Except as otherwise indicated, the source of all industry data is the trade group Cruise Lines International Association.
Royal Caribbean Cruises Ltd.
       Royal Caribbean Cruises Ltd. is the world’s second largest cruise company. We operate 29 cruise ships and more than 63,000 berths as of May 31, 2006 under two brands, Royal Caribbean International and Celebrity Cruises. Our ships operate worldwide, calling on approximately 200 destinations.
       We earned income before cumulative effect of a change in accounting principle of $663.5 million in 2005 on $4.9 billion in revenues, compared to 2004 income of $474.7 million on $4.6 billion in revenues. We generated operating cash flow of $1.1 billion in each of 2005 and 2004.
Royal Caribbean International
       Royal Caribbean International operates 20 cruise ships with approximately 48,000 berths as of May 31, 2006, offering various cruise itineraries that range from two to 18 nights. In May 2006, Royal Caribbean International inaugurated the largest cruise ship in the world, Freedom of the Seas, with more than 3,600 berths.
       Royal Caribbean International serves the contemporary and premium segments of the cruise vacation industry. The contemporary segment is served by cruises that are generally seven nights or shorter and feature a casual ambiance. The premium segment is served by cruises that are generally seven to 14 nights and appeal to the more experienced passenger who is usually more affluent.
       Royal Caribbean International’s strategy is to attract an array of vacationing consumers in the contemporary segment by providing a wide variety of itineraries and cruise lengths with multiple innovative options for onboard dining, entertainment and other onboard activities. Royal Caribbean International offers a wide array of onboard activities, services and amenities, including swimming pools, sun decks, beauty salons, exercise and spa facilities, ice skating rinks, in-line skating, basketball courts, rock climbing walls, bungee jumping trampolines, miniature golf courses, gaming facilities, lounges, bars, Las Vegas-style entertainment, cinemas and “Royal Promenades” which are boulevards with shopping, dining and entertainment venues. Additionally, Royal Caribbean International offers a variety of shore excursions at each port of call.
       We believe that the variety and quality of Royal Caribbean International’s product offerings represent excellent value to consumers, especially to couples and families traveling with children. Because of the brand’s extensive product offerings, we believe Royal Caribbean International is well positioned to attract new consumers to the cruise vacation industry and to continue to bring past passengers back for their next vacation. While the brand is positioned at the upper end of the contemporary segment, we believe that Royal Caribbean International’s quality enables it to attract consumers from the premium segment as well, thereby achieving one of the broadest market coverage of any of the major brands in the cruise vacation industry.

Celebrity Cruises
       Celebrity Cruises operates nine cruise ships with approximately 15,100 berths as of May 31, 2006, and charters one ship to Island Cruises, our joint venture with First Choice Holidays PLC. The brand offers various cruise itineraries that range from two to 16 nights.
       Celebrity Cruises primarily serves the premium segment of the cruise vacation industry. Celebrity Cruises attracts experienced cruise passengers who appreciate and want the unique experience the brand offers. Celebrity Cruises delivers a high quality experience and good value with ships that offer extensive and luxurious spa facilities, fine dining, personalized service, unique entertainment and a high staff-to-passenger ratio. These are the hallmarks of the premium cruise vacation segment. Celebrity Cruises provides a variety of itineraries and cruise lengths and has a high proportion of its fleet deployment in seasonal markets (such as Alaska, Bermuda, Europe, Hawaii, the Panama Canal and South America). Celebrity Cruises includes in its breadth of product offerings itineraries to the Galapagos Islands, and recently inaugurated excursions to Machu Picchu in Peru. To further enhance our passengers’ experiences, Celebrity Cruises offers a variety of shore excursions at each port of call.
Strategy
       The key elements of our strategy are as follows:
Improve the awareness and market penetration of both our Royal Caribbean International and Celebrity Cruises brands.
       We continue to broaden the recognition of both the Royal Caribbean International brand and the Celebrity Cruises brand among consumers. Royal Caribbean International is an established brand in the contemporary and premium segments of the cruise vacation industry. We believe we are positioning Celebrity Cruises brand as the best choice in the premium segment of the cruise vacation industry. Each of our brands has a distinct identity and marketing focus but utilizes shared infrastructure resources.
Continue to expand our fleet with state-of-the-art cruise ships.
       Based on the ships currently on order, our capacity is expected to increase to approximately 81,500 berths by December 31, 2009. Since our first fleet expansion program beginning in 1988, we have continued to increase our average ship size and number of available berths, which has enabled us to achieve certain economies of scale. Larger ships allow us to carry more passengers without a corresponding increase in certain operating expenses.
       Royal Caribbean International. Founded in 1968, Royal Caribbean International was the first cruise line to design cruise ships especially for warm water year-round cruising. Royal Caribbean International operated a modern fleet in the 1970s and early 1980s, establishing a reputation for high quality. Between 1988 and 1992, the brand tripled its capacity by embarking on its first major capital expansion program and taking delivery of three Sovereign-class ships. From 1995 through 1998, Royal Caribbean International completed its second capital expansion program by taking delivery of six Vision-class ships, ranging in size from approximately 1,800 to 2,000 berths. During this same period, Royal Caribbean International sold four of its older ships because their age and design were no longer consistent with its image and marketing strategy.
       Royal Caribbean International began its third capital expansion program with orders for five Voyager-class ships and four Radiance-class ships. The Voyager-class ships were placed in service from 1999 through 2003. Each ship is approximately 140,000 gross tons with approximately 3,100 berths. This class of ships is designed to provide more diverse vacation options for families and for those seeking active sports and entertainment alternatives during their vacation experience. Each Voyager-class ship has a variety of unique features, including the cruise vacation industry’s first horizontal atrium, the “Royal Promenade” (which is four decks tall, longer than a football field and provides entertainment, shopping and dining experiences), recreational activities such as ice skating, in-line skating, rock climbing, miniature golf and full court basketball, enhanced staterooms, expanded dining venues and a variety of intimate spaces.
       The brand introduced its four Radiance-class ships from 2001 through 2004. The Radiance-class ships (approximately 90,000 gross tons each) are a progression from the brand’s Vision-class ships and have approximately 2,100 berths each. The Radiance-class ships incorporate many of the dining and entertainment options of the Voyager-class ships, as well as offer a wide array of unique features. These features include alternative dining venues, panoramic glass elevators facing outward to the sea, floor to ceiling glass windows offering spectacular sea views and a billiards club featuring gyroscopic billiard tables.
       Royal Caribbean International launched the 3,600 berth Freedom of the Seas in May 2006, the first of three planned Freedom-class ships, and the largest cruise ship in the world. Freedom of the Seas offers several new experiences to cruising including a surf machine, an interactive water park called the H2O Zonetm and a dedicated sports pool. Building upon the innovations of the Voyager-class and Freedom-class of ships, Royal Caribbean International will introduce a new class of ship in 2009. This class of ship will have capacity for approximately 5,400 guests, which is 50% larger than the capacity on the Freedom class ships. At 1,180 feet long, 154 feet wide and 240 feet high, this new class of ship will give Royal Caribbean ample room to create memorable new icons and amenities to heighten guests’ cruise experience. We have an option to purchase an additional ship in this class, exercisable through March 2007.
       Celebrity Cruises. Celebrity Cruises was founded in 1990 and operated three ships between 1992 and 1995. Between 1995 and 1997, Celebrity Cruises undertook its first capital expansion program, adding three Century-class ships which range in size from approximately 1,750 to 1,850 berths and disposing of one of its original three ships. Celebrity Cruises completed its second capital expansion program with the delivery of four Millennium-class ships from 2000 through 2002. Each Millennium-class ship has approximately 2,050 berths and is approximately 90,000 gross tons.
       The Millennium-class ships elevated the brand’s position in the premium segment of the marketplace. This class of ships, which is a progression from the Century-class ships, builds on the brand’s primary strengths, including gourmet dining, luxurious spa facilities, and spacious staterooms and suites complete with balconies. On the Millennium-class ships, an entire deck is dedicated to health, fitness and the rejuvenating powers of water. Celebrity Cruises’ spas are among the most luxurious facilities afloat and offer a variety of features, including a large hydropool with neck massage and body jets and luxurious services including “acupuncture at sea.” To further enhance the onboard experience, Celebrity Cruises offers a more intimate setting in its piano, champagne, and martini bars and lounges.
       In 2004, Celebrity Cruises introduced Celebrity Xpedition, a 100-berth ship that offers a more intimate, smaller ship experience with sailings to the Galapagos Islands.
       To continue its product evolution, Celebrity Cruises entered into contracts with a shipyard to build two Solstice-class ships, Celebrity Solstice and Celebrity Equinox. The Solstice-class ships will be approximately 118,000 gross tons each with approximately 2,850 berths, incorporating many features typically associated with luxury cruising. Approximately 85% of the ships’ staterooms will be outside and veranda staterooms. Celebrity Solstice and Celebrity Equinox are scheduled for delivery in the fourth quarter of 2008 and the third quarter of 2009, respectively.
Continue to improve and expand the quality and innovation of our fleet.
       We place a strong focus on product innovation, not only for stimulating repeat business, but also for driving new demand for our products. For example, in 2005, Enchantment of the Seas underwent a lengthening with a new 73-foot midsection, which features 151 additional staterooms, suspension bridges, an overhanging bar offering spectacular panoramic views and bungee trampolines. For the increasing number of young cruise passengers, Enchantment of the Seas introduced a new interactive splash pad with water jets on the floor, which transforms into a fiber-optic and water show at night.
       As described above, Royal Caribbean International launched Freedom of the Seas in May 2006, the first of three planned Freedom-class ships. Freedom of the Seas is the largest cruise ship in the world with a wide range of new innovations and amenities within the cruise industry. Building upon the innovations of the Voyager-class and Freedom-class of ships, Royal Caribbean International will similarly introduce a new class of ships in 2009 in order to continue to improve and expand our fleet.
       In 2006, Celebrity Cruises revitalized Century, incorporating many of the Millennium-class standards while adding 314 new verandas, 18 additional suites and staterooms, a new specialty restaurant and a series of the “tastes of luxury.” In 2008, Celebrity Cruises will introduce the Solstice-class, a new wide-body construction class of ships, with large staterooms averaging 215 square feet.
Expand into new markets and itineraries.
       Our ships operate worldwide with a selection of itineraries that call on approximately 200 ports. New ships allow us to expand into new destinations, itineraries and markets. Both brands have expanded their mix of itineraries in Europe. The brands are now offering a wide variety of cruise tours from Alaska, the Canadian Rockies and Europe in order to provide vacationers with a broad range of product options.
Further expand our international passenger sourcing.
       We sell and market the Royal Caribbean International and Celebrity Cruises brands to passengers outside of North America through our offices in the United States, United Kingdom, Germany, Norway, Italy and Spain. We further extend our reach with a network of 42 independent international representatives located throughout the world. We market our product in these countries by focusing on innovation and by responding to cultural characteristics of our global passengers. International passengers have grown from approximately 213,000 in 1998 to approximately 573,000 in 2005.
       During the summer of 2005, Royal Caribbean International dedicated Legend of the Seas to the United Kingdom passenger market, offering itineraries to the Mediterranean sailing directly from Southampton, United Kingdom and offering onboard products designed to appeal to passengers from the United Kingdom. In 2006, Royal Caribbean International introduced the first Voyager-class ship, Voyager of the Seas, to Europe, offering Mediterranean sailings from Barcelona, Spain.
Utilize sophisticated revenue management systems.
       We believe we have one of the most advanced revenue management systems in the industry, which enables us to make more advantageous decisions about pricing, inventory and marketing actions. We are continuously working to improve these systems and tools through increased forecasting capabilities, ongoing improvements to our understanding of price/demand relationships, and greater automation of the decision process.
Further improve our technological capabilities.
       We continue to invest in information technology to support and improve our corporate infrastructure and passenger and travel trade relations. In 2005, we launched a new workforce management system to schedule and manage contracts for our shipboard employees worldwide and automated the transmission of passenger and crew information to all relevant government agencies.

To serve the needs of the travel agency community, we operate the website cruisingpower.com, which enables fast access to online tools and is the ultimate shared resource center for Royal Caribbean International and Celebrity Cruises information. These online tools include CruiseMatch® Online, an Internet browser-based booking system, CruisePaysm, an online payment service, Insight, a booking summary report and Cruise Writersm, which provides the capability to customize brochures and flyers.
Maintain strong relationships with travel agencies, the principal industry distribution channel, while offering direct access for consumers.
       Travel agencies generate the majority of the bookings for our ships and we are committed to further developing and strengthening this very important distribution channel. Royal Caribbean International and Celebrity Cruises each have a brand-dedicated sales force for the United States. Each sales team focuses on the unique qualities of each brand and provides support to the travel agency community.
Corporate Information
       Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia. Our headquarters are located at 1050 Caribbean Way, Miami, Florida 33132. Our telephone number at that address is (305) 539-6000. We maintain internet websites at www.royalcaribbean.com and www.celebrity.com. Information for our investors is available at www.rclinvestor.com. The information on our websites is not incorporated into this prospectus supplement.

THE OFFERING

Maturity	The % Senior Notes due 2013 will mature on June 15, 2013. The % Senior Notes due 2016 will mature on June 15, 2016.

Interest rate	The % Senior Notes due 2013 will bear interest at the rate of % per annum. The % Senior Notes due 2016 will bear interest at the rate of % per annum.

Redemption	The Senior Notes are not redeemable prior to maturity except as described under “Description of Debt Securities — Tax Related Considerations” in the accompanying prospectus.

Sinking fund	None.

Ranking	The Senior Notes will be unsecured and unsubordinated indebtedness of Royal Caribbean Cruises Ltd. and will rank on a parity with our other unsecured and unsubordinated indebtedness. The Senior Notes will not be guaranteed by any of our subsidiaries and, accordingly, the Senior Notes will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors. The Senior Notes do not limit the ability of our subsidiaries to incur indebtedness other than Secured Debt as described under “Description of Senior Notes — Restrictions on Secured Debt.” As of March 31, 2006, our subsidiaries had indebtedness of $291.1 million (excluding operating leases and intercompany indebtedness).

DTC eligibility	The Senior Notes will be issued in book-entry form and will be represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of Senior Notes — Book-Entry System for the Senior Notes.”

RISK FACTORS
       You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in the Senior Notes. This prospectus supplement and the accompanying prospectus contain or incorporate statements that constitute forward-looking statements regarding, among other matters, our intent, belief or current expectations about our business. These forward-looking statements are subject to risks, uncertainties and assumptions. See “Forward-Looking Statements.”
We may lose business to competitors throughout the vacation market.
       We operate in the vacation market and cruising is one of many alternatives for people choosing a vacation. We therefore risk losing business not only to other cruise lines, but also to other vacation operators which provide other leisure options including hotels, resorts and package holidays and tours.
       We face significant competition from other cruise lines, both on the basis of cruise pricing and also in terms of the nature of ships and services we offer to cruise passengers. Our principal competitors within the cruise vacation industry include Carnival Corporation & plc, which owns, among others, Carnival Cruise Lines, Princess Cruises, Holland America Line, Costa Cruises, P&O Cruises, and Cunard Line; Star Cruises, which owns, among others, Star Cruises and Norwegian Cruise Line; Mediterranean Shipping Company, which owns MSC Cruises; and Disney Cruise Line.
       In the event that we do not compete effectively with other vacation alternatives and cruise companies, our results of operations and financial condition could be adversely affected.
Overcapacity within the cruise vacation industry, a reduction in demand or geo-political and economic uncertainties could have a negative impact on revenues, result in impairment of assets and may adversely affect our profitability.
       Cruising capacity has grown in recent years and we expect it to increase further as the major cruise vacation companies introduce new ships. Demand for cruises has been and is expected to continue to be dependent on the strength of the economies in the countries in which we market our products, the public’s attitude towards the safety of travel and the geo-political climate. Economic or political changes may reduce demand for cruise vacations and may lead to reduced occupancy and/or price discounting which, in turn, could adversely affect our results of operations and financial condition and could result in impairment of our asset values.
Fears of terrorist attacks, war and other hostilities and the spread of contagious diseases could have a negative impact on our profitability.
       Events such as terrorist attacks, war and other hostilities, the spread of contagious diseases and the resulting political instability, travel restrictions and concerns over safety, health and security aspects of traveling have had, and could have in the future, a significant adverse impact on demand and pricing in the travel and vacation industry. These events could also impact our ability to source qualified crew from throughout the world at competitive costs and, therefore, increase our shipboard employee costs.
Incidents or adverse publicity concerning the cruise vacation industry or unusual weather conditions could affect our reputation and harm our future sales and profitability.
       The operation of cruise ships involves the risk of accidents, illnesses and other incidents which may bring into question passenger safety, health, security and vacation satisfaction and thereby adversely affect future industry performance. Incidents involving cruise ships, adverse media publicity concerning the cruise vacation industry or unusual weather patterns or natural disasters, such as hurricanes and earthquakes, could impact demand and consequently have an adverse impact on our profitability.
Environmental, health and safety, financial responsibility and other maritime regulations could affect operations and increase operating costs.
       The United States and various state and foreign government or regulatory agencies have enacted or are considering new environmental regulations or policies that could adversely impact the cruise vacation industry. Some environmental groups have lobbied for more stringent regulation of cruise ships and have generated negative publicity about the cruise vacation industry and its environmental impact. In addition, we are subject to various international, national, state and local laws, regulations and treaties that govern, among other things, safety standards applicable to our ships, health and sanitary standards applicable to our passengers, security standards on board our ships and at the ship/port interface areas, and financial responsibilities to our passengers. These issues are, and we believe will continue to be, an area of focus by the relevant authorities throughout the world. This could result in the enactment of more stringent regulation of cruise ships that would subject us to increasing compliance costs in the future.
       In 2005, the United States issued a proposed Western Hemisphere Travel Initiative which would require United States citizens to have a passport or other accepted identity document to travel to or from certain countries or areas that were previously exempt, such as Canada, Mexico, Central and South America and the Caribbean. The proposal is currently expected to be implemented as of December 31, 2006 for all United States citizens traveling to or from these destinations by air and sea and as of December 31, 2007 for all travel by land border crossings. Many of our United States cruise passengers visiting these destinations currently do not have passports, and it is therefore likely that these regulations will have a negative impact on our bookings when they are implemented.
We may not be able to obtain financing on terms that are favorable or consistent with our expectations.
       To fund our capital expenditures and scheduled debt payments, we rely on a combination of cash flows provided by operations, drawdowns under our available credit facility, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. Our credit ratings impact our ability to obtain financing in financial markets and the terms of the financing. Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or on our cost of financings. In addition, interest rates and our ability to obtain financing are dependent on many economic and political factors beyond our control. Accordingly, we cannot be sure that our cash flows from operations and additional financings will be available in accordance with our expectations.
Conducting business internationally may result in increased costs and other risks.
       We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks. Examples include political risks and risk of increases in duties and taxes as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Additional risks include currency fluctuations, interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings. If we are unable to address these risks adequately, our results of operations and financial condition could be adversely affected.
       We have ship construction contracts which are denominated in euros. While we have entered into euro denominated forward contracts to manage a portion of the currency risk associated with these ship construction contracts, we are exposed to fluctuations in the euro exchange rate for the portion of the ship construction contracts that has not been hedged. If the shipyard is unable to perform under the related ship construction contract, any foreign currency hedges that were entered into to manage the currency risk would need to be terminated. Termination of these contracts could result in a significant loss.
Ship construction delays or mechanical faults may result in cancellation of cruises and unscheduled drydocks and repairs.
       We depend on shipyards to construct and deliver our cruise ships on a timely basis and in good working order. The sophisticated nature of building a ship involves risks. Delays or mechanical faults in ship construction have in the past and may in the future result in delays or cancellation of cruises or necessitate unscheduled drydocks and repairs of ships. Shipyard insolvency and other industrial actions could also delay or indefinitely postpone the timely delivery of new ships. We have experienced mechanical problems with the pod propulsion units on certain ships and there can be no assurance that we will not experience such problems in the future. These events together with any related adverse publicity could, to the extent they are not covered by contractual provisions or insurances, adversely affect our financial results.
Our operating costs and taxes could increase due to market forces and economic or political factors beyond our control.
       Our operating costs, including fuel, food, payroll, insurance and security costs, are subject to increases due to market forces and economic or political instability or other factors beyond our control. Increases in these operating costs could adversely affect our profitability. In addition, United States state and local authorities as well as foreign authorities periodically consider increases in taxes. For instance, initiatives are currently pending in Alaska, which, if adopted, would impose taxes and other costs on us and our cruise passengers. The implementation of these and other taxes could also cause an increase in our costs.
Unavailability of ports of call may adversely affect our profits.
       We believe that port destinations are a major reason why passengers choose to go on a particular cruise or on a cruise vacation. The availability of ports is affected by a number of factors, including, but not limited to, existing capacity constraints, security concerns, adverse weather conditions and natural disasters, financial limitations on port development, local governmental regulations and local community concerns about port development and other adverse impacts on their communities from additional tourists. Any limitations on the availability of our ports of call could adversely affect our profits.
A change in our tax status under the United States Internal Revenue Code may have adverse effects on our income.
       We and a number of our subsidiaries are foreign corporations that derive income from a United States trade or business and/or from sources within the United States. Drinker Biddle & Reath LLP, our United States tax counsel, has delivered to us an opinion, based on certain representations and assumptions set forth in it, to the effect that this income, to the extent derived from or incidental to the international operation of a ship or ships, is exempt from United States income tax pursuant to Section 883 of the Internal Revenue Code. We believe that most of our income (including that of our subsidiaries) is derived from or incidental to the international operation of a ship or ships.
       In 2005, final regulations under Section 883 became effective, which narrowed somewhat the scope of activities that are considered by the Internal Revenue Service to be incidental to the international operation of ships. To the extent the income from non-incidental activities is earned from sources within the United States, that income will be subject to United States taxation; but the determination of the precise amount of such United States source income involves some uncertainties. The tax impact of these new regulations reduced our net income for the year ended

December 31, 2005 by approximately $14 million and we anticipate tax impacts in subsequent years on an ongoing basis.
       It should also be noted that the provisions of Section 883 are subject to change at any time by legislation. Moreover, changes could occur in the future with respect to the identity, residence or holdings of our direct or indirect shareholders that could affect our eligibility for the Section 883 exemption. Accordingly, there can be no assurance that we will continue to be exempt from United States income tax on United States source shipping income in the future. If we were not entitled to the benefit of Section 883, we and our subsidiaries would be subject to United States taxation on a portion of the income derived from or incidental to the international operation of our ships, which would reduce our net income.

FORWARD-LOOKING STATEMENTS
       This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference include forward-looking statements under the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to those discussed under “Risk Factors,” as well as the following:

•	general economic and business conditions,

•	vacation industry competition, including cruise vacation industry competition,

•	changes in vacation industry capacity, including overcapacity in the cruise vacation industry,

•	the impact of tax laws and regulations affecting our business or our principal shareholders,

•	the impact of changes in other laws and regulations affecting our business,

•	the impact of pending or threatened litigation,

•	the delivery of scheduled new ships,

•	emergency ship repairs,

•	negative incidents involving cruise ships including those involving the health and safety of passengers,

•	reduced consumer demand for cruises as a result of any number of reasons, including geo-political and economic uncertainties and the unavailability of air service,

•	fears of terrorists attacks, armed conflict and the spread of contagious diseases and the resulting concerns over safety and security aspects of traveling,

•	our ability to obtain financing on terms that are favorable or consistent with our expectations,

•	changes in our stock price or principal shareholders,

•	our current intention to redeem our zero coupon convertible notes due 2021,

•	the impact of changes in operating and financing costs, including changes in foreign currency, interest rates, fuel, food, payroll, insurance and security costs,

•	the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations, and

•	weather.
       The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
       The net proceeds from the sale of the Senior Notes offered hereby are estimated to be $695.0 million. We intend to use the net proceeds for general corporate purposes, including:

•	funding the redemption of our Liquid Yield Optiontm Notes (LYONs) due 2021, which have a yield to maturity of 4.875% and will have an accreted principal amount outstanding of approximately $544.0 million on June 19, 2006, the anticipated redemption date, and

•	funding the repurchase of our common stock in order to offset the dilutive impact of the anticipated issuance of shares upon conversion of our outstanding zero coupon convertible notes (Zeros) due 2021, which have a yield to maturity of 4.75% and which had an accreted principal amount outstanding of approximately $129.1 million as of June 5, 2006, and which we intend to call for redemption prior to the end of 2006.
       Although we currently intend to call our outstanding Zeros, our decision to do so will be affected by market conditions at the time and we cannot assure you that we will do so. See “Forward-Looking Statements” and “Capitalization.”

RATIO OF EARNINGS TO FIXED CHARGES
       The following table sets forth the ratio of earnings to fixed charges for each of the periods presented. In calculating this ratio, we take earnings to include net income plus fixed charges and exclude capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have included actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rental expense is representative of the interest factor.

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Ratio of earnings to fixed charges	2.6	2.6	3.1	2.4	1.9	2.1	1.8

CAPITALIZATION
       We have called the redemption of all of our Liquid Yield Optiontm Notes (LYONs) due 2021 and expect to settle the redemption on June 19, 2006. In addition, we have previously announced that, prior to the end of 2006, and subject to market conditions, we expect to redeem all of our zero coupon convertible notes (Zeros) due 2021. Finally, we have also previously announced that we have initiated a $165.0 million stock buyback program in order to offset the dilutive impact of the anticipated issuance of shares upon conversion of the Zeros.
       Holders of our LYONs currently have the ability to convert their LYONs into shares of our common stock at a conversion price approximately equal to $42. As of June 5, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $38.75. Based on current trading prices for our common stock, we expect that holders of LYONs will tender their LYONs for redemption, and not elect to convert their LYONs into shares of common stock. However, the decision whether to convert outstanding LYONs into shares of common stock will be made by individual holders of LYONs, and we cannot predict what decisions will ultimately be made by individual holders.
       Holders of our Zeros currently have the ability to convert their Zeros into shares of our common stock at a conversion price approximately equal to $32. Based on current trading prices for our common stock, we expect that upon calling the redemption of the Zeros, holders of Zeros would elect to convert their Zeros into shares of common stock. Our decision to call the Zeros is subject to our ongoing assessment of market conditions and we cannot assure you that we will execute this transaction in the timeframe currently contemplated, or at all. In addition, the decision whether to convert outstanding Zeros into shares of common stock would be made by individual holders of Zeros, and we cannot predict what decisions will ultimately be made by individual holders.
       Because we expect to settle the LYONs redemption on June 19, 2006, after the closing of this offering, until the LYONs redemption settlement date we will have debt outstanding under both the Senior Notes and the LYONs. In addition, because we have not yet called the Zeros for redemption, we will have debt outstanding under both the Senior Notes and the Zeros until the settlement date, if any, for the redemption of the Zeros.
       The following table sets forth our consolidated capitalization:

(1) as of March 31, 2006,

(2) as adjusted to give effect to:

•	the issuance of the Senior Notes in this offering;

•	the application of $544.0 million of the net proceeds of this offering to fund the redemption of the outstanding LYONs (which assumes that no holder of LYONs elects to convert LYONs into shares of common stock); and

•	the application of $151.0 million of the net proceeds of this offering to fund the repurchase of an assumed 4.1 million shares of our common stock pursuant to the buyback program described above (at a cost of $165.0 million, and funding the $14.0 million difference with cash on hand); and

(3) as further adjusted to give effect to:

•	our expected call to redeem the outstanding Zeros, and the expected conversion of the Zeros, prior to redemption, into approximately 4.1 million shares of common stock (which assumes that all holders of Zeros elect to convert Zeros into shares of common stock).
See “Forward-Looking Statements” and “Use of Proceeds.”

	March 31, 2006

		As adjusted for
		this offering of
		Senior Notes, the	As further adjusted
		redemption of the	for the call to redeem
		LYONs and the	the Zeros and the
		execution of the	conversion of the
		stock buyback	Zeros into common
	Actual	program	stock(1)

	(Dollars in thousands)
	(Unaudited)
Cash and cash equivalents	$271,977	$257,977 (2)	$257,977 (2)

Current portion of long-term debt	$595,653	$595,653	$595,653

Long-term debt:
Liquid Yield Optiontm Notes (LYONs) due 2021	$538,312	$—	$—
Zero coupon convertible notes due 2021(1)	127,987	127,987	—
Other long-term debt(3)	2,926,473	2,926,473	2,926,473
Senior Notes offered hereby:
% Senior Notes due 2013 offered hereby	—
% Senior Notes due 2016 offered hereby	—

Total Senior Notes offered hereby	—	700,000	700,000

Total long-term debt	$3,592,772	$3,754,460	$3,626,473

Shareholders’ equity:
Common stock ($0.01 par value, 500,000,000 shares authorized; 217,601,358 shares issued actual and as adjusted; 221,701,358 shares as further adjusted)	$2,176	$2,176	$2,217
Paid-in capital	2,736,520	2,736,520	2,864,466
Retained earnings	3,220,034	3,220,034	3,219,611
Accumulated other comprehensive loss	(5,922)	(5,922)	(5,922)
Treasury stock (6,371,567 shares at cost actual; 10,471,567 shares at cost as adjusted and as further adjusted)(1)	(258,099)	(423,099)	(423,099)

Total shareholders’ equity	$5,694,709	$5,529,709	$5,657,273

Total long-term debt and shareholders’ equity	$9,287,481	$9,284,169	$9,283,746

(1)	If we ultimately do not call the Zeros for redemption, we will have debt outstanding under both the Senior Notes and the Zeros indefinitely, although our shareholders’ equity will nevertheless be reduced by the cost of the shares of common stock we repurchase pursuant to the stock buyback program, which we have already initiated.

(2)	We have assumed the use of $544.0 million of cash to redeem the LYONs, which will be the approximate aggregate accreted principal amount as of June 19, 2006, the expected settlement date of the redemption, and the use of $165.0 million of cash to fund the stock buyback program.

(3)	In April 2006, we entered into and drew in full a $570.0 million unsecured term loan amortizing through 2013. The proceeds of this loan were used towards the purchase of Freedom of the Seas, which was delivered in April 2006.

SELECTED FINANCIAL AND OTHER DATA
       The selected financial data set forth below as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 is derived from our audited consolidated financial statements. The selected financial data set forth below as of and for the three months ended March 31, 2006 and 2005 is derived from our unaudited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for any interim period may not be indicative of the results to be expected for a full fiscal year. The passenger data and the other data set forth below is unaudited.
       The data set forth below should be read in conjunction with our consolidated financial statements and the related notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ending March 31, 2006, both of which have been filed with the Securities and Exchange Commission and are incorporated herein by reference.

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Dollars in thousands, except per share data)
Operating data:
Revenues	$1,146,536	$1,168,077	$4,903,174	$4,555,375	$3,784,249	$3,434,347	$3,145,250
Expenses:
Operating	730,134	705,607	2,994,232	2,819,383	2,381,035	2,113,217	1,934,391
Marketing, selling and administrative	173,192	161,530	635,308	588,267	514,334	431,055	454,080
Depreciation and amortization	102,159	99,762	402,069	394,136	362,695	339,100	301,174

Operating income	141,051	201,178	871,565	753,589	526,185	550,975	455,605
Interest income	1,576	2,447	9,129	9,208	4,519	12,413	24,544
Interest expense(1)	(57,663)	(75,289)	(269,750)	(309,977)	(268,398)	(266,842)	(253,207)
Other income (expense)	34,535	8,782	52,521	21,871	18,358	54,738	27,515

Income before cumulative effect of a change in accounting principle	119,499	137,118	663,465	474,691	280,664	351,284	254,457
Cumulative effect of a change in accounting principle	—	52,491	52,491	—	—	—	—

Net income	$119,499	$189,609	$715,956	$474,691	$280,664	$351,284	$254,457

Per share data:
Basic earnings per share:
Income before cumulative effect of a change in accounting principle	$0.57	$0.68	$3.22	$2.39	$1.45	$1.82	$1.32

Cumulative effect of a change in accounting principle	$—	$0.26	$0.25	$—	$—	$—	$—

Net income	$0.57	$0.94	$3.47	$2.39	$1.45	$1.82	$1.32

Weighted average shares	211,372,047	201,619,329	206,217,065	198,945,782	194,074,245	192,484,999	192,231,377

	Three Months Ended
	March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Dollars in thousands, except per share data)
Diluted earnings per share:
Income before cumulative effect of a change in accounting principle	$0.55	$0.64	$3.03	$2.26	$1.42	$1.76	$1.31

Cumulative effect of a change in accounting principle	$—	$0.22	$0.22	$—	$—	$—	$—

Net income	$0.55	$0.86	$3.26	$2.26	$1.42	$1.76	$1.31

Weighted average shares and potentially dilutive shares	230,695,162	236,209,394	234,714,203	234,579,629	211,174,932	209,565,319	202,004,336
Common stock dividends	$0.15	$0.13	$0.56	$0.52	$0.52	$0.52	$0.52
Passenger data:
Passengers carried	875,051	860,014	3,476,287	3,405,227	2,990,607	2,768,475	2,438,849
Occupancy percentage(2)	105.1%	105.7%	106.6%	105.7%	103.2%	104.5%	101.8%
Weighted average berths(3)	59,574	60,626	60,551	60,035	54,305	48,491	42,382
Passenger cruise days(4)	5,574,349	5,772,957	23,178,560	22,661,965	20,064,702	18,112,782	15,341,570
Available passenger cruise days(5)	5,303,570	5,462,012	21,733,724	21,439,288	19,439,238	17,334,204	15,067,605
Balance sheet data:
Property and equipment, net	$10,311,058	$10,172,558	$10,276,948	$10,193,443	$9,943,495	$9,276,484	$8,605,448
Total assets	11,551,727	11,600,111	11,255,771	11,964,084	11,322,742	10,538,531	10,368,782
Total debt	4,188,425	5,124,936	4,154,775	5,731,944	5,835,804	5,444,838	5,646,112
Shareholders’ equity	5,694,709	4,898,490	5,554,465	4,804,520	4,262,897	4,034,694	3,756,584
Other data:
EBITDA(6)	$278,035	$362,302	$1,394,770	$1,172,406	$909,338	$945,853	$784,294
Capital expenditures	135,898	74,928	429,898	630,670	1,029,530	1,009,942	2,064,209

(1)	Interest expense is net of capitalized interest of $7.1 million, $3.0 million, $17.7 million, $7.2 million, $15.9 million, $23.4 million and $37.0 million for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively.

(2)	In accordance with cruise industry practice, total capacity is calculated based on two guests per cabin even though many cabins accommodate three or more guests. A percentage in excess of 100% indicates that more than two guests occupied some cabins.

(3)	Represents double occupancy per cabin multiplied by the ratio of actual operating days to total days during the period.

(4)	Represents the number of guests carried multiplied by the number of days of their respective cruises.

(5)	Represents double occupancy per cabin multiplied by the number of cruise days for the period.

(6)	EBITDA represents net income before interest expense (net of interest income), taxes and depreciation and amortization. EBITDA is a non-GAAP measure and should not be considered an alternative to any other measure of performance under generally accepted accounting principles. We present EBITDA because management believes that EBITDA would be useful for investors in assessing our operating performance and our performance relative to our financial obligations.

Additionally, EBITDA is a measure commonly used by financial analysts because of its usefulness in evaluating operating performance. The following table reconciles EBITDA to net income for the periods presented:

	Three Months
	Ended March 31,		Year Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(Dollars in thousands)
Net income(a)	$119,499	$189,609	$715,956	$474,691	$280,664	$351,284	$254,457
Interest expense, net(b)	56,087	72,842	260,621	300,769	263,879	254,429	228,663
Taxes	290	89	16,124	2,810	2,100	1,040	—
Depreciation and amortization	102,159	99,762	402,069	394,136	362,695	339,100	301,174

EBITDA(a)	$278,035	$362,302	$1,394,770	$1,172,406	$909,338	$945,853	$784,294

(a)	Net income and EBITDA include $52.5 million of cumulative effect of a change in accounting principle for the three months ended March 31, 2005 and the year ended December 31, 2005.

(b)	Interest expense, net is net of capitalized interest of $7.1 million, $3.0 million, $17.7 million, $7.2 million, $15.9 million, $23.4 million and $37.0 million for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively. Interest expense, net is also net of interest income of $1.6 million, $2.4 million, $9.1 million, $9.2 million, $4.5 million, $12.4 million, and $24.5 million for the three months ended March 31, 2006 and 2005, and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively.

DESCRIPTION OF SENIOR NOTES
       The following description of the particular terms of the Senior Notes offered hereby (referred to in the accompanying prospectus as the “Debt Securities”) supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus, to which description reference is hereby made. Certain defined terms in the Indenture, as supplemented by the Fourteenth Supplemental Indenture and the Fifteenth Supplemental Indenture, are capitalized herein. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the Indenture, as supplemented by the Fourteenth Supplemental Indenture and the Fifteenth Supplemental Indenture. As used in this Section, all references to the “Indenture” mean the Indenture as supplemented by the Fourteenth Supplemental Indenture and the Fifteenth Supplemental Indenture. As used under this caption “Description of Senior Notes,” all references to the “Company” refer to Royal Caribbean Cruises Ltd., and not to Royal Caribbean Cruises Ltd. and its subsidiaries.
General
       Senior Notes in an aggregate principal amount of $700,000,000 will be offered hereby, including $                    principal amount of      % Senior Notes due 2013 and $                    principal amount of      % Senior Notes due 2016. Additional Senior Notes of the same classes and series may be issued in one or more tranches from time to time (the “Additional Notes”). All references herein to the “Senior Notes” include the Additional Notes. All of the Senior Notes will be issued under the Indenture. The      % Senior Notes due 2013 will bear interest at the rate of      % per annum and will mature on June 15, 2013. The      % Senior Notes due 2016 will bear interest at the rate of      % per annum and will mature on June 15, 2016. Interest on the principal amount of the Senior Notes will be payable semi-annually on December 15 and June 15 of each year, commencing December 15, 2006 to the persons in whose names such Senior Notes are registered at the close of business on December 1 or June 1, as the case may be, preceding such December 15 or June 15. The first payments of interest will be made in respect of the period commencing June   , 2006.
       Except in the event of a change in tax law as described in “Description of Debt Securities — Tax Related Considerations — Redemption or Assumption of Debt Securities Under Certain Circumstances” in the accompanying prospectus, the Senior Notes are not redeemable prior to maturity and do not have the benefit of a sinking fund.
       The Senior Notes are subject to defeasance and covenant defeasance as described under “Description of Debt Securities — Defeasance” in the accompanying prospectus.
Ranking
       The Senior Notes will be unsecured and unsubordinated indebtedness and will rank on a parity with our other unsecured and unsubordinated indebtedness. The Senior Notes will not be guaranteed by any of our subsidiaries and, accordingly, the Senior Notes will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors. The Senior Notes do not limit the ability of our subsidiaries to incur or guarantee indebtedness other than Secured Debt as described under “Restrictions on Secured Debt.” As of March 31, 2006, our subsidiaries had indebtedness of $291.1 million (excluding operating leases and intercompany indebtedness).
       The Senior Notes will not be secured by any of our assets. The Company and its subsidiaries may incur secured debt subject to the restrictions described under “Restrictions on Secured Debt.” As of March 31, 2006, we had outstanding secured debt of $279.3 million (which does not include capital leases). Holders of secured debt would have claims on the assets securing such indebtedness prior to the holder of the Senior Notes.
       The Senior Notes will be issued only in fully registered book-entry form, without coupons, in denominations of $1,000 and any integral multiples thereof. No service charge will be made for any transfer or exchange of the Senior Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Senior Notes will be represented by a Global Security registered in the name of a nominee of DTC. Except as set forth under “Book-Entry System for Senior Notes” below, the Senior Notes will not be issued in certificated form.
Restricted and Unrestricted Subsidiaries
       The various restrictive provisions of the Indenture applicable to the Company and its Restricted Subsidiaries do not apply to Unrestricted Subsidiaries. The assets and liabilities of Unrestricted Subsidiaries, and investments by the Company in any Unrestricted Subsidiary, are not consolidated with those of the Company and its Subsidiaries in calculating Consolidated Net Tangible Assets (as defined below) under the Indenture. “Unrestricted Subsidiaries” are those Subsidiaries which are designated as Unrestricted Subsidiaries by the board of directors from time to time pursuant to the Indenture and Subsidiaries of Unrestricted Subsidiaries. “Restricted Subsidiary” means any Subsidiary which owns or leases a Principal Property and any other Subsidiary which has not been designated an Unrestricted Subsidiary. “Principal Property” means any real or personal property owned or leased by the Company or any Subsidiary the net book value of which on the date as of which the determination is being made exceeds 5% of the Company’s Consolidated Net Tangible Assets.
Maintenance of Properties
       The Company will cause all material properties owned by the Company or any Restricted Subsidiary or used or held for use in the conduct of its business or the business of any Restricted Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment (except for ordinary wear and tear) and will cause to be made all necessary repairs, renewals and replacements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this covenant shall prevent the Company or any Restricted Subsidiary from discontinuing the operation or maintenance of any properties if such discontinuation is, in the judgment of the Company, desirable in the conduct of its business or the business of any Restricted Subsidiary and not disadvantageous in any material respect to the holders of the Senior Notes.
Restrictions on Secured Debt
       Neither the Company nor any Restricted Subsidiary is permitted to create, issue, incur, assume or guarantee any Secured Debt (as defined below) without equally and ratably securing the Senior Notes. This restriction does not apply to certain permitted encumbrances including indebtedness for money borrowed secured by (a) Mortgages existing on the date the Senior Notes are issued; (b) Mortgages on any real or personal property of any Person existing at the time such Person became a Restricted Subsidiary and not incurred in contemplation of such Person becoming a Restricted Subsidiary; (c) Mortgages in favor of the Company or any Restricted Subsidiary; (d) Mortgages existing on any real or personal property at the time it is acquired by the Company or a Restricted Subsidiary or created within 18 months of the date of such acquisition, conditional sale and similar agreements; (e) certain purchase money Mortgages to secure the purchase price or construction cost of property; and (f) any extension, renewal or refunding (or successive extensions, renewals or refundings) of any Mortgage referred to in the foregoing clauses; provided the principal amount of such extension, renewal or refunding may not exceed the principal amount of the Mortgage being extended, renewed or refunded plus the amount of any premium or other costs paid in connection with such extension, renewal or refunding. In addition to such permitted indebtedness, the Indenture permits additional Secured Debt not otherwise specifically permitted, the aggregate principal amount of which, together with all Attributable Debt in respect of sale and leaseback transactions (as defined below) involving Principal Properties entered into (excluding sale and leaseback transactions permitted by clause (a) below under the section entitled “Restrictions on Sales and Leasebacks” as a result of the permitted encumbrances set forth above and clause (b) of such section) would not exceed 10% of the Consolidated Net Tangible Assets of the Company and its consolidated Restricted Subsidiaries.
       “Consolidated Net Tangible Assets” means (a) the total amount of assets (less applicable reserves and other properly deductible items) which under accounting principles generally accepted in the United States would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries after deducting therefrom, without duplication, the sum of (i) all current liabilities except for (A) notes and loans payable, (B) current maturities of long term debt, (C) current maturities of obligations under capital leases and (D) customer deposits and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on such consolidated balance sheet, less (b) the amount which would be so included on such consolidated balance sheet for investments (less applicable reserves) (i) in Unrestricted Subsidiaries or (ii) in corporations while they were Unrestricted Subsidiaries but which at the time of computation are not Subsidiaries of the Company.
       “Mortgage” means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.
       “Secured Debt” means indebtedness for money borrowed which is secured by a Mortgage on a Principal Property of the Company or any Restricted Subsidiary.
Restrictions on Sales and Leasebacks
       Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property (a “sale and leaseback transaction”), unless (a) the Company or such Restricted Subsidiary would be entitled under “Restrictions on Secured Debt” to incur Secured Debt on the Principal Property in a principal amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Senior Notes under the Indenture or (b)(i) the gross proceeds of the sale or transfer of the Principal Property leased equals or exceeds the fair market value of such Principal Property and (ii) within one year after such sale or transfer of such Principal Property shall have been made by the Company or by a Restricted Subsidiary, the Company applies all of the net proceeds to (A) the voluntary retirement of Funded Debt of the Company or any Restricted Subsidiary or (B) the acquisition by the Company or a Restricted Subsidiary of one or more properties which on an aggregate basis have a purchase price in excess of 5% of Consolidated Net Tangible Assets (other than the Principal Property involved in such sale). A sale and leaseback transaction shall not include any sale and leaseback transactions (x) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (y) involving the temporary taking back of a lease for a period, including renewals, of less than three years in the case where it is intended that at the end of the lease the use of such property by the Company or such Restricted Subsidiary will be discontinued.
       “Funded Debt” means any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed, whether secured or unsecured, maturing more than one year after the date of determination thereof and any indebtedness, regardless of its terms, renewable pursuant to the terms thereof or of a revolving credit or similar agreement effective for more than 360 days after the date of the creation of indebtedness.
Book-Entry System for the Senior Notes
       Upon issuance, the Senior Notes will each be represented by a global security or securities (each a “Global Security”). Each Global Security will be deposited with, or on behalf of, DTC (the “Depositary”). Upon the issuance of any such Global Security, the Depositary or its nominee will credit the accounts of persons held with it with the respective principal or face amounts of the Senior Notes represented by any such Global Security. Ownership of beneficial interests in any such Global Security will be limited to persons that have accounts with the Depositary (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests by participants in any such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary. Ownership of beneficial interests in any such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in any such Global Security.
       Payment of principal of and interest on the Senior Notes will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and holder of any Global Security for such series for all purposes under the Indenture. Neither the Company, the trustee nor any agent of the Company or the trustee will have any responsibility or liability for any aspect of the Depositary’s records relating to or payments made on account of beneficial ownership interests in any such Global Security or for maintaining, supervising or reviewing any of the Depositary’s records relating to such beneficial ownership interests.
       The Company has been advised by the Depositary that upon receipt of any payment of principal of or interest on any Global Security, the Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.
       No Global Security may be transferred except as a whole by the Depositary to a nominee of the Depositary. Each Global Security is exchangeable for certificated Senior Notes only if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and the Company fails within 90 days thereafter to appoint a successor, (y) the Company in its sole discretion determines that such Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default (as defined in the Indenture) or an event which with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the Senior Notes represented by such Global Security. In such event, the Company will issue Senior Notes in certificated form in exchange for such Global Security. In any such instance, an owner of a beneficial interest in either Global Security will be entitled to physical delivery in certificated form of Senior Notes equal in principal amount to such beneficial interest and to have such Senior Notes registered in its name. Senior Notes so issued in certificated form will be issued in denominations of $1,000 or any larger amount that is an integral multiple thereof, and will be issued in registered form only, without coupons. Subject to the foregoing, no Global Security is exchangeable, except for a Global Security for the same series of Senior Notes of like denomination to be registered in the name of the Depositary or its nominee.
       So long as the Depositary, or its nominee, is the registered owner of a Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Senior Notes represented by such Global Security for the purposes of receiving payment on such Senior Notes, receiving notices and for all other purposes under the Indenture and such Senior Notes. Beneficial interests in the Senior Notes will be evidenced only by, and transfer thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, owners of beneficial interests in any Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Depositary will not consent or vote with respect to the Global Security representing the Senior Notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.’s (the Depositary’s partnership nominee) consenting or voting rights to those participants to whose accounts the Senior Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).
       The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Securities Exchange Act of 1934. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.
Same-Day Settlement and Payment for Senior Notes
       Settlement for the Senior Notes will be made by the underwriters in immediately available funds. All cash payments of principal and interest will be made by the Company in immediately available funds.
       The Senior Notes will trade in the Depositary’s same-day funds settlement system until maturity or until such Senior Notes are issued in definitive form, and secondary market trading activity in such Senior Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in such Senior Notes.
EXCHANGE CONTROLS
       There are now no exchange control restrictions on remittances of dividends on our common stock, payment of principal or interest on any indebtedness, or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

UNDERWRITING
       We intend to offer the Senior Notes through the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the Senior Notes listed opposite their names below.

	Principal Amount of	Principal Amount of
	% Senior Notes	% Senior Notes
Underwriter	Due 2013	Due 2016

Goldman, Sachs & Co.
Barclays Capital Inc.
BNP Paribas Securities Corp.
Greenwich Capital Markets, Inc.
Morgan Stanley & Co. Incorporated
DnB NOR Markets, Inc.
J.P. Morgan Securities Inc.
Morgan Keegan & Company, Inc.
Scotia Capital (USA) Inc.
Total	$	$
       The underwriters have advised us that they propose initially to offer the Senior Notes to the public at the respective public offering prices on the cover page of this prospectus, and to dealers at those prices less a concession not in excess of      % of the principal amount, with respect to the      % Senior Notes due 2013, and      % of the principal amount, with respect to the      % Senior Notes due 2016. The underwriters may allow, and the dealers may reallow, a discount to other dealers not in excess of      % of the principal amount, with respect to the                     % Senior Notes due 2013, and      % of the principal amount, with respect to the      % Senior Notes due 2016. After the initial public offering, the public offering prices, concessions and discounts may be changed.
General
       The underwriters have agreed to purchase all of the Senior Notes sold pursuant to the underwriting agreement if any of these Senior Notes are purchased.
       If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
       The underwriters are offering the Senior Notes subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Senior Notes and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
       The expenses of the offering, not including the underwriting discounts, are estimated to be $0.5 million and are payable by us.
New Issue of Senior Notes
       The Senior Notes are new issues of securities with no established trading market. We do not intend to apply for listing of the Senior Notes on any national securities exchange or for quotation of the Senior Notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the Senior Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Senior Notes or that an active public market for the Senior Notes will develop. If an active public trading market for the Senior Notes does not develop, the market price and liquidity of the Senior Notes may be adversely affected.
Price Stabilization and Short Positions
       In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the Senior Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Senior Notes. If the underwriters create a short position in the Senior Notes in connection with the offering, i.e., if they sell more Senior Notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing Senior Notes in the open market. In general, purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.
       The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Senior Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither we nor any of the underwriters makes any representation that such persons will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
European Economic Area
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Senior Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Senior Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Senior Notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of Senior Notes to the public” in relation to any Senior Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Senior Notes to be offered so as to enable an investor to decide to purchase or subscribe the Senior Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
       Each Underwriter has represented and agreed that:

(i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the Senior Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Senior Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (“FSMA”) by the Issuer;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Senior Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Senior Notes in, from or otherwise involving the United Kingdom.
       The Senior Notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the Senior Notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Senior Notes may not be circulated or distributed, nor may the Senior Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

       Where the Senior Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Senior Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
Other
       Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.
       We executed the stock buyback program referred to under “Use of Proceeds” and “Capitalization” pursuant to an accelerated share repurchase agreement with Goldman, Sachs & Co. Under that agreement, we agreed to purchase approximately $165.0 million of our outstanding common stock from Goldman, Sachs & Co. Some of the underwriters or their affiliates may receive part of the proceeds of the offering by reason of the redemption of LYONs held by them. In addition, Goldman, Sachs & Co. will receive part of the proceeds of the offering in connection with the accelerated stock purchase program. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the NASD participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(h).
LEGAL MATTERS
       The validity of the Senior Notes will be passed upon for us by Davis Polk & Wardwell, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Watson, Farley & Williams (New York) LLP, New York, New York will pass upon certain matters of Liberian law for the underwriters. Davis Polk & Wardwell and Fried, Frank, Harris, Shriver & Jacobson LLP will rely upon Watson, Farley & Williams (New York) LLP regarding matters of Liberian law.
EXPERTS
       The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.
INCORPORATION OF DOCUMENTS BY REFERENCE
       We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy these reports and other information at the Securities and Exchange Commission’s Public Reference Room at Station Place, 100 F Street NE, Washington, D.C. 20549. You can call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. You can access this material at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on

which our common stock is listed and through the Securities and Exchange Commission’s web site at www.sec.gov.
       The Securities and Exchange Commission allows us to “incorporate by reference” the information that we file with the Securities and Exchange Commission. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede this information.
       We are incorporating by reference the documents listed below, and all documents that we file after the date of this prospectus supplement with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the Senior Notes covered by this prospectus supplement:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005;

•	Our Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 24, 2006;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006; and

•	Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 10, 2006, April 19, 2006, April 24, 2006 (2 reports) and May 31, 2006 (but only the report filed on that date pursuant to item 5.02 of Form 8-K).
       Unless we specifically state otherwise, none of the information furnished under Item 2.02 or Item 7.01 in our Current Reports on Form 8-K is, or will be, incorporated by reference in this prospectus supplement.
       We will provide to each person, including any beneficial owner, to whom a prospectus has been delivered, free of charge, upon oral or written request copies of any documents that we have incorporated by reference into this prospectus, other than exhibits that are incorporated by reference into those documents. You can obtain copies through our Investor Relations website at www.rclinvestor.com or by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132; telephone (305) 539-6153.

PROSPECTUS

$1,000,000,000 Royal Caribbean Cruises Ltd. Debt Securities, Preferred Stock and Common Stock

       Through this prospectus, we may periodically offer:

•	shares of our common stock

•	shares of our preferred stock and

•	our debt securities,
and one or more of our shareholders may periodically offer shares of our common stock.
       The prices and other terms of the securities that we or our shareholders will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.
       The aggregate offering price of all securities issued under this prospectus may not exceed $1,000,000,000.
       Our common stock trades on the New York Stock Exchange and on the Oslo Stock Exchange under the symbol “RCL.” We will list any shares of our common stock sold under this prospectus on the New York Stock Exchange, the Oslo Stock Exchange or both.
       We or our shareholders will sell the securities issued under this prospectus directly and/or through agents, underwriters or dealers.
       Investing in our securities involves risks. See “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and in the accompanying prospectus supplement.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 23, 2005.

       As used in this prospectus, and any accompanying prospectus supplement, the terms “Royal Caribbean,” “Company,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd. and its subsidiaries.
ENFORCEABILITY OF CIVIL LIABILITIES
       We are a Liberian corporation and our selling shareholders are foreign corporations or partnerships. The selling shareholders and certain of our directors and controlling persons are residents of jurisdictions other than the United States and all or a substantial portion of their assets and a significant portion of our assets are located outside the United States. As a result, it may be difficult for investors to serve process within the United States upon us or those persons or to enforce against us or them judgments obtained in United States courts based upon civil liability provisions of the federal securities laws of the United States. We have been advised by the law firm of Watson, Farley & Williams (New York) LLP (as to Liberian law), that, both in original actions and in actions for the enforcement of judgments of United States courts, there is doubt as to whether civil liabilities based solely upon the United States federal securities laws are enforceable in Liberia.
WHERE YOU CAN FIND MORE INFORMATION
       We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy these reports and other information at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. You can access this material at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our securities are listed and through the Securities and Exchange Commission’s web site at http://www.sec.gov.
       The Securities and Exchange Commission allows us to “incorporate by reference” the information that we file with the Securities and Exchange Commission. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the Securities and Exchange Commission after the date of this prospectus will automatically update and supersede this information.
       We are incorporating by reference the documents listed below, all filings pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of the initial registration statement and prior to the effectiveness of the registration statement, and all documents subsequently filed with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering under this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Current Reports on Form 8-K dated February 16, 2005 and March 21, 2005; and

•	Our Report on Form 8-A dated April 16, 1993.
       Unless we specifically state otherwise, none of the information furnished under Item 9 or Item 12 in our Current Reports on Form 8-K filed before August 23, 2004 or under Item 2.02 or Item 7.01 in our Current Reports filed on or after August 23, 2004 is, or will be, incorporated by reference in this prospectus.
       We will provide to each person, including any beneficial owner, to whom a prospectus has been delivered, free of charge, upon oral or written request copies of any documents that we have incorporated by reference into this prospectus, other than exhibits that are incorporated by reference into those documents. You can obtain copies through our Investor Relations website at

www.rclinvestor.com or by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132; Attention: Dan Mathewes, telephone (305) 539-6153.
       You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.
THE COMPANY
       With our subsidiaries, we are the world’s second largest cruise company with 29 cruise ships and a total of 60,590 berths as of March 31, 2005. Our ships operate worldwide with a selection of different itineraries that call on approximately 160 destinations.
       We are a corporation organized under the laws of the Republic of Liberia. Our registered office in Liberia is located at 80 Broad Street, Monrovia, Liberia. Our principal executive office is located at 1050 Caribbean Way, Miami, Florida 33132, and our telephone number at that address is (305) 539-6000.
USE OF PROCEEDS
       Unless we specify otherwise in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, the repayment of indebtedness, working capital and general corporate purposes. We will not receive any proceeds from any sales of our common stock by our selling shareholders.
RATIO OF EARNINGS TO FIXED CHARGES
       The following table sets forth our ratio of earnings to fixed charges for the year ended December 31, 2004 and for each of the preceding four fiscal years. In calculating this ratio, we take earnings to include net income plus fixed charges and exclude capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have included actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rental expense is representative of the interest factor.

	Fiscal Year

	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges	2.4	1.9	2.1	1.8	3.0
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	2.4	1.9	2.1	1.8	3.0

(1)	We had no preferred stock outstanding during fiscal years 2004, 2003, 2002 and 2001. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for those periods. We redeemed our preferred stock in April 2000.

DESCRIPTION OF DEBT SECURITIES
       The following summarizes some of the general terms and conditions of the debt securities that we may issue under this prospectus. Each time we issue debt securities, we will file a prospectus supplement with the Securities and Exchange Commission. The prospectus supplement may contain additional terms of those debt securities. The terms presented here, together with the terms contained in the prospectus supplement, will be a description of the material terms of the debt securities, but if there is any inconsistency between the terms presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here.
       We will issue the debt securities under an indenture, dated as of July 15, 1994, between us and The Bank of New York, as successor to NationsBank of Georgia, National Association, as trustee. We will issue each series of debt securities under the terms of a supplemental indenture or an officers’ certificate delivered under the authority of resolutions adopted by our board of directors and the indenture. The terms of any debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The debt securities will be subject to all those terms, and we refer the holders of debt securities to the indenture and the Trust Indenture Act for a statement of those terms.
       The following summaries of various provisions of the indenture and the debt securities are not complete. Unless we indicate otherwise, capitalized terms have the meanings given to them in the indenture. All section references below are to sections of the indenture.
General
       The debt securities will be unsecured senior obligations and will rank equally with all of our other unsecured and unsubordinated debt. The indenture does not limit the aggregate principal amount of debt securities that we may issue, and we may issue debt securities periodically in series. In addition, the indenture does not limit the ability of our subsidiaries to incur debt other than secured debt. Any debt incurred by our subsidiaries ranks structurally senior to any debt incurred by us with respect to the assets of the subsidiary borrower (unless that subsidiary issues a subsidiary guarantee). We do not have to issue all the debt securities of one series at the same time and, unless we otherwise specify in a prospectus supplement, we may reopen a series to issue more debt securities of that series without the consent of any holder of debt securities. (Sections 301 and 303) The indenture provides that more than one trustee may be appointed under the indenture to act on behalf of the holders of the different series of debt securities.
       We refer you to the prospectus supplement relating to the debt securities of any particular series for a description of the terms of those debt securities, including, where applicable:

(1) the title of those debt securities;

(2) the aggregate principal amount of those debt securities and any limit on the aggregate principal amount of those debt securities and whether the debt securities are part of a series of securities previously issued or represent a new series;

(3) the person to whom any interest (which includes any additional amounts, see “— Tax Related Considerations — Payment of Additional Amounts”) on those debt securities will be payable, if not the person in whose name a debt security is registered at the close of business on the regular record date for that interest;

(4) the date or dates on which the principal of those debt securities is payable, or the method by which that date or those dates will be determined;

(5) the interest rate or rates, which may be fixed or variable, of those debt securities, if there is any interest, or the method by which that rate or those rates will be determined;

(6) the date or dates from which interest will accrue and the dates on which interest will be payable;

(7) the regular record date for any interest payable on any interest payment date or the method by which that date will be determined;

(8) the basis upon which interest will be calculated if not based on a 360-day year of twelve 30-day months;

(9) the place or places where the principal of and any premium and interest on those debt securities will be payable;

(10) the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option;

(11) any obligation we have to redeem, repay, or purchase those debt securities according to any sinking fund or similar provisions or at a holder’s option and the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities will be redeemed, repaid or purchased;

(12) our right to defease those debt securities or various restrictive covenants and events of default applicable to those debt securities under limited circumstances (see “— Defeasance — Defeasance and Discharge — Defeasance of Certain Covenants”);

(13) if not in United States dollars, the currency in which we are to pay principal of and any premium and interest on those debt securities and the equivalent of those amounts in United States dollars;

(14) any index, formula or other method used to determine the amount of the payments of principal of or any premium and interest on those debt securities;

(15) if those debt securities are to be issued only in the form of a global security as described under “Book-Entry Debt Securities,” the depositary for those debt securities or its nominee and the circumstances under which the global security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depositary or its nominee;

(16) if any payment, other than the principal of or any premium or interest on those debt securities, may be payable, at our or a holder’s election, in a currency that is not the currency in which those debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made;

(17) if not the entire principal amount of those debt securities, the portion of the principal amount of those debt securities which will be payable upon declaration of acceleration or, if the debt securities are convertible, the portion of the principal amount of those debt securities that is convertible under the provisions of the indenture;

(18) any provisions granting special rights to the holders of those debt securities if specified events occur;

(19) any deletions from, modifications of or additions to, the events of default or our covenants applicable to those debt securities, whether or not those events of default or covenants are consistent with the events of default or covenants described in this prospectus;

(20) whether and under what circumstances we will not pay additional amounts on those debt securities to a holder and whether or not we may redeem those debt securities rather than pay those additional amounts and the terms of that option to redeem;

(21) any obligation we have to convert those debt securities into shares of our common stock or preferred stock and the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price, any requirements regarding the reservation of shares of our capital stock for the conversion and other terms and conditions of the conversion and

(22) any other terms of those debt securities. (Section 301)
       The debt securities may provide that less than their entire principal amount will be payable upon acceleration of their maturity (“original issue discount securities”). We will describe any special United States federal income tax, accounting and other considerations that apply to original issue discount securities in the applicable prospectus supplement.
Denominations, Interest, Registration and Transfer
       Unless we indicate otherwise in the applicable prospectus supplement, we will issue the debt securities of any series in denominations of $1,000 and integral multiples of $1,000. (Section 302)
       Unless we otherwise specify in the applicable prospectus supplement, we will pay the principal of and any premium and interest on any series of debt securities at the corporate trust office of the trustee, currently located at 10161 Centurion Parkway, Jacksonville, Florida 32256. However, we may pay interest by check mailed to the address in the security register of the person entitled to that interest or by wire transfer of funds to that person’s United States bank account. (Sections 301, 305, 306, 307 and 1002)
       Any interest on a debt security that we do not punctually pay or provide for on an interest payment date will after that date not be payable to the holder on the related regular record date. Instead, that interest may either be paid to the person in whose name that debt security is registered at the close of business on a special record date designated by the trustee or be paid at any time in any other lawful manner as described in the indenture. If the trustee establishes a special record date, it will notify the holder of that date not less than 10 days prior to that date.
       Subject to some limitations imposed on debt securities issued in book-entry form, a holder may exchange debt securities of any series for other debt securities of that series as long as the newly issued debt securities are issued in the same aggregate principal amount as the debt securities being exchanged and in an authorized denomination. The holder must surrender the debt securities to be exchanged at the corporate trust office of the trustee. In addition, subject to some limitations imposed on debt securities issued in book-entry form, a holder may surrender for conversion, if convertible, or register for transfer the debt securities of any series at the corporate trust office of the trustee. Every debt security surrendered for conversion or registration of transfer or exchange must be endorsed or accompanied by a written instrument of transfer. We will not impose a service charge for any registration of transfer or exchange of any debt securities, but we may require payment of an amount that will cover any tax or other governmental charge payable as a result of the transfer or exchange. (Section 305) If we designate a transfer agent for any series of debt securities, we may rescind that designation at any time. We may also approve a new location for that transfer agent to act, provided that we maintain a transfer agent in each place of payment for that series of debt securities. We may at any time designate additional transfer agents for any series of debt securities. (Section 1002)
       In the event of any redemption of any series of debt securities in part, neither we nor the trustee will be required to:

(1) issue, register the transfer of or exchange debt securities of that series during the period beginning at the opening of business 15 days before the mailing of the redemption notice for those debt securities and ending at the close of business on the mailing date of the redemption notice; or

(2) register the transfer of or exchange any debt security or any portion of a debt security called for redemption, except the unredeemed portion of any debt security being redeemed in part. (Section 305)
Covenants
       We will describe any particular covenants relating to a series of debt securities in the prospectus supplement relating to that series. We will also state in that prospectus supplement whether the “covenant defeasance” provisions described below will apply to those covenants.
Restrictions on Consolidation, Merger and Certain Sales of Assets
       Without the consent of the holders, we may consolidate with or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person and may permit any person to merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to us if:

(1) immediately after giving effect to that transaction, and treating any indebtedness that becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no event of default and no event which after notice or lapse of time or both would become an event of default shall have occurred and be continuing; and

(2) the successor person assumes all our obligations under the indenture; provided that the successor person is a corporation, trust or partnership organized under the laws of the United States, any state of the United States, the District of Columbia, the Republic of Liberia or any country recognized by the United States. (Article Eight)
Events of Default
       Except as we may otherwise provide in a prospectus supplement for any particular series of debt securities, the following events are “events of default” for any series of debt securities:

(1) our failure to pay interest or any additional amounts on those debt securities for 30 days after that interest or those additional amounts become due;

(2) our failure to pay the principal or any premium on those debt securities when due at maturity;

(3) our failure to deposit any sinking fund payment for those debt securities when due;

(4) our failure to perform any other covenants in the indenture for 60 days after written notice has been given as provided in the indenture;

(5) our failure to pay when due any payment on, or the acceleration of, any of our indebtedness for money borrowed that exceeds $30 million in the aggregate under any mortgages, indentures (including the indenture for the debt securities) or instruments under which we may have issued, or which there may have been secured or evidenced, any of our indebtedness for money borrowed, if that indebtedness is not discharged or the acceleration is not annulled within 30 days after written notice has been given as provided in the indenture;

(6) the occurrence of certain events of bankruptcy, insolvency or reorganization or

(7) the occurrence of any other event of default that we provide for debt securities of that series. (Section 501)
       If an event of default affecting any series of debt securities occurs and continues, either the trustee or the holders of at least 25% of the aggregate principal amount of the debt securities of that series then outstanding may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, the portion of the principal amount specified in the terms of that series) of all of the debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration affecting debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the debt securities outstanding of that series may, under limited circumstances, rescind and annul that acceleration. (Section 502)
       The indenture requires that we file annually with the trustee a certificate of our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants of the indenture. (Section 1005)
       We refer you to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions regarding acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.
       Subject to the provisions of the indenture relating to the trustee’s duties, if an event of default occurs and continues, the indenture provides that the trustee is not required to exercise any of its rights or powers under the indenture at the request, order or direction of holders unless those holders have offered to the trustee reasonable indemnity. (Section 603) Subject to those provisions regarding indemnification and rights of the trustee, the indenture provides that the holders of a majority in principal amount of the debt securities then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. (Section 512)
Defeasance
       The obligations that we have under the indenture will not apply to the debt securities of a series (except for our obligations to register any transfer or exchange of those debt securities and provide for additional amounts) when all those debt securities:

(1) have been delivered to the trustee for cancellation;

(2) have become due and payable or

(3) will upon their stated maturity or redemption within one year become due and payable, and we have irrevocably deposited with the trustee as trust funds for that purpose an amount sufficient to pay and discharge the entire indebtedness on those debt securities.
       The prospectus supplement relating to the debt securities of any series will state if any additional defeasance provisions will apply to those debt securities.
Defeasance and Discharge
       The indenture allows us to elect to defease and be discharged from all of our obligations with respect to any series of debt securities then outstanding (except for those obligations to pay additional amounts, register the transfer or exchange of the debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust) provided the following conditions have been satisfied:

(1) We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if the debt securities are denominated in United States dollars, (A) United States Government Obligations or (B) a combination of United States dollars and United States Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series and

(2) We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section 403)

Defeasance of Certain Covenants
       The indenture states that if the debt securities of a series so provide, we need not comply with some restrictive covenants applicable to those debt securities (except for our obligation to pay additional amounts) and that our failure to comply with those covenants will not be considered events of default under the indenture and those debt securities if the following conditions have been satisfied:

(1) We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if those debt securities are denominated in United States dollars, (A) United States Government Obligations or (B) a combination of United States dollars and United States Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series and

(2) We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series.
Modification of the Indenture
       We and the trustee may modify or amend the indenture if we obtain the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, the indenture may not be modified or amended to:

(1) change the stated maturity of the principal of, or any installment of principal of or any interest on, any debt security;

(2) reduce the principal amount of any debt security;

(3) reduce the rate of interest on any debt security;

(4) reduce any additional amounts payable on any debt security;

(5) reduce any premium payable upon the redemption of any debt security;

(6) reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of its maturity under the terms of the indenture;

(7) change any place of payment where, or the currency in which any debt security or any premium or interest on that debt security is payable;

(8) impair the right to institute suit for the enforcement of any payment of principal of or premium or any interest on any debt security on or after its stated maturity, or, in the case of redemption, on or after the redemption date;

(9) reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for the supplemental indenture;

(10) reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults under the indenture and their consequences or

(11) modify any of the provisions relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase the percentage in principal amount of the outstanding debt securities of a series required for the consent of holders to approve a supplemental indenture or a waiver of a past default or compliance with certain covenants or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security that would be affected by such a modification or waiver, without the consent of the holders of each of the debt securities affected by that modification or amendment.

       We and the trustee may amend the indenture without the consent of any holder of debt securities for any of the following purposes:

(1) to evidence that another person is our successor and that that person has assumed our covenants in the indenture and in the debt securities as obligor;

(2) to add to our covenants for the benefit of the holders of all or any series of debt securities;

(3) to surrender any right or power conferred upon us in the indenture;

(4) to add additional events of default;

(5) to add or change any provisions of the indenture to the extent necessary to permit or facilitate issuing debt securities in bearer form, whether registrable or not as to principal, and with or without interest coupons;

(6) to permit or facilitate the issuance of debt securities in uncertificated form;

(7) to add to, change or eliminate any of the provisions of the indenture affecting one or more series of debt securities, provided that the addition, change or elimination

(a) shall not

(X) apply to debt securities of any series created before the execution of the supplemental indenture and entitled to the benefit of that provision or

(Y) modify the rights of any holder of those outstanding debt securities with respect to such provision or

(b) shall become effective only when there are no such debt securities of that series outstanding;

(8) to establish the form or terms of debt securities of any series as permitted by the indenture, including any provisions and procedures relating to debt securities convertible into our common stock or preferred stock;

(9) to evidence and provide for the acceptance of appointment of a successor trustee for the debt securities of one or more series and to add to or change any of the provisions of the indenture necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

(10) to secure the debt securities;

(11) to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way;

(12) to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way or

(13) to make any other provisions regarding matters or questions arising under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material way. (Section 901)
Conversion Rights
       We will describe any terms and conditions upon which the debt securities are convertible into our common stock or preferred stock in the applicable prospectus supplement. Those terms will include:

(1) whether those debt securities are convertible into our common stock or preferred stock;

(2) the conversion price or manner of calculating the conversion price;

(3) the conversion period;

(4) provisions as to whether conversion will be at our option or the option of the holders;

(5) the events requiring an adjustment of the conversion price and

(6) provisions affecting conversion in the event of the redemption of those debt securities.
Book-Entry Debt Securities
       We may issue the debt securities of a series, in whole or in part, in the form of one or more global securities that will be deposited with, or on behalf of, a depositary. We will identify the depositary in the applicable prospectus supplement relating to that series. If we issue one or more global securities, we will issue them in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of the outstanding debt securities of the series to be represented by that global security or those global securities. We may issue global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement for a series of debt securities in the applicable prospectus supplement relating to that series. (Sections 301 and 305)
Tax Related Considerations
Payment of Additional Amounts
       Any amounts that we pay with respect to any series of debt securities will be paid without deduction or withholding for any and all present or future tax, duty, levy, impost, assessment or other governmental charges imposed or levied by or on behalf of the Liberian government or the government of the jurisdiction of our successor or any authority or agency in that government having power to tax (“Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration of that law. If we are so required to deduct or withhold any amount for Taxes from any payment made with respect to any series of debt securities, we will pay any “additional amounts” necessary so that the net payment received by each holder, including additional amounts, after the withholding or deduction, will not be less than the amount the holder would have received if those Taxes had not been withheld or deducted. However, we will pay no additional amounts with respect to a payment made to a holder which is subject to those Taxes because that holder is subject to the jurisdiction of the government of our jurisdiction of organization or any territory of that jurisdiction other than by merely holding the debt securities or receiving payments under the debt securities (an “excluded holder”). We will also pay no additional amounts with respect to a payment made to a holder, if we would not be required to withhold or deduct any amount for Taxes from any payment made to that holder, if that holder filed a form with the relevant government with no other consequence to that holder. We will also deduct or withhold and remit the full amount deducted or withheld to the relevant authority according to applicable law. We will furnish the holders, within 30 days after the date the payment of any Taxes is due under applicable law, certified copies of tax receipts evidencing our payment. We will indemnify and hold harmless each holder and upon written request reimburse each holder for the amount of any:

(1) Taxes levied or imposed on and paid by that holder as a result of payments with respect to the debt securities (other than for an excluded holder);

(2) liability, including penalties, interest and expense, arising from those Taxes and

(3) Taxes imposed as a result of any reimbursement we make under this covenant. (Section 1007)

Redemption or Assumption of Debt Securities under Certain Circumstances
       If we determine, based upon an opinion of independent counsel, that we would be required to pay an additional amount, because of any change in or amendment to:

(1) the laws and related regulations of Liberia or any political subdivision or taxing authority of Liberia; or

(2) the laws and related regulations of any jurisdiction in which we are organized or any political subdivision or taxing authority of that jurisdiction or

(3) any official position regarding the application or interpretation of the above laws or regulations, which is announced or becomes effective after the date of the indenture, then we may, at our option, on giving not less than 30 days’ nor more than 60 days’ notice, redeem the debt securities in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount of the debt securities plus accrued interest to the redemption date or, in the case of securities issued at a discount, at a redemption price equal to the offering price plus accrued original issue discount to the redemption date. Any notice of redemption we give will be irrevocable, and we may not give any notice of redemption more than 90 days before the earliest date on which we would be obligated to pay additional amounts. At the time we give notice of redemption, the obligation to pay additional amounts remains in effect. (Section 1108)
DESCRIPTION OF CAPITAL STOCK
General
       Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share. The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Restated Articles of Incorporation and By-Laws, copies of which we have filed as exhibits to the registration statement of which this prospectus is part, and the certificate of designations which we will file with the Securities and Exchange Commission at the time of any offering of our preferred stock.
Common Stock
       General. Our directors generally have the power to cause shares of any authorized class of our common stock to be issued for any corporate purpose.
       Holders of our common stock are entitled to one vote per share on all matters submitted to our shareholders, and unless the Business Corporation Act of Liberia otherwise provides, the presence in person or by proxy of the holders of a majority of all of our outstanding common stock at any meeting of shareholders will constitute a quorum for the transaction of business at that meeting. We cannot subject the holders of our common stock to further calls or assessments. Under our Restated Articles of Incorporation, holders of our common stock will have no preemptive, subscription or conversion rights.
       Neither Liberian law nor our Restated Articles of Incorporation nor any of our other organizational documents limit the right of persons who are not citizens or residents of Liberia to hold or vote our common stock. However, in May 2000, our Restated Articles of Incorporation were amended to prohibit any person, other than our two existing largest shareholders, from owning, as determined for purposes of Section 883(c)(3) of the United States Internal Revenue Code of 1986 as amended, and the regulations promulgated thereunder, shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our common stock.
       Dividends. Holders of our common stock have an equal right to receive dividends when declared by our board of directors out of funds legally available for the distribution of dividends.

Other Matters
       Sales of Assets, Liquidation and Mergers. Under the Business Corporation Act of Liberia, the holders of 66 2/3 % of the outstanding shares of our common stock need to approve the sale of all or substantially all of our assets and any decisions by us to liquidate or dissolve. However, holders of only one-half of the outstanding shares of our common stock may elect to institute judicial dissolution proceedings on our behalf under the Business Corporation Act of Liberia. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share pro rata in the net assets available for distribution to them, after we have paid amounts owed to all creditors and we have paid holders of our outstanding preferred stock the liquidation preferences they are entitled to.
       Under the Business Corporation Act of Liberia, the holders of a majority of the outstanding shares of our common stock need to approve a merger or consolidation involving us (other than a merger or consolidation with any of our subsidiaries of which we own at least 90%).
       Call of Meetings. Our By-Laws provide that special meetings of our shareholders can be called at any time by either our board of directors, the Chief Executive Officer, or by our shareholders holding at least 50% of our outstanding common stock. In addition, our shareholders may call for meetings of shareholders if there has been a failure to hold an annual meeting.
       Election of Directors. Our directors are elected, at either any annual meeting or any special meeting, by a majority of the votes cast by shareholders entitled to vote, and cumulative voting is not permitted. Vacancies on our board of directors are filled by the vote of a majority of the remaining board members for the unexpired term.
       Our board of directors is divided into three classes: Class I, Class II and Class III, with the directors in each class to hold office for staggered terms of three years each.
       Amendments to Our Charter and By-Laws. Any amendment to our Restated Articles of Incorporation or any shareholder proposal to amend our By-Laws generally requires the authorization by affirmative vote of the holders of not less than two-thirds of all outstanding shares entitled to vote. This requirement does not apply to (1) an amendment to change our registered agent or registered address; (2) an amendment to change the authorized number of shares of stock; or (3) an amendment for establishing and designating the shares of any class or of any series of any class. In the first two cases, our Restated Articles of Incorporation can be amended by the affirmative vote of the holders of a majority of all of our outstanding shares entitled to vote. In the third case, our board of directors has the power to establish and designate new classes of preferred stock. In addition, our board of directors has the power to adopt, amend or repeal our By-Laws.
       Dissenters’ Rights of Appraisal and Payment. Under Liberian law, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and have the right to receive payment of the fair value of their shares. If we amend our Restated Articles of Incorporation in a way that alters certain rights of any of our shareholders, those shareholders have the right to dissent and receive payment for their shares. The dissenting shareholders may not receive that payment unless they follow the procedures set forth in the Business Corporation Act of Liberia. Those procedures require that proceedings be instituted in the circuit court in the judicial circuit in Liberia in which our Liberian office is situated if we cannot agree with our dissenting shareholders on a price for the shares. The value of the shares of any dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.
       Shareholders’ Actions. Under Liberian law, any of our shareholders may bring an action in our name to procure a judgment in our favor, provided that shareholder is a holder of our common stock both at the time the action is commenced and at the time of the transaction to which the action relates.
       Limitations Under Indebtedness. Agreements governing certain of our indebtedness contain covenants that impose restrictions (subject to some exceptions) on us and our subsidiaries’ ability to take certain corporate actions.

       Certain Corporate Actions. Our Restated Articles of Incorporation provide that during the period that the Shareholders Agreement dated as of February 1, 1993 between A. Wilhelmsen AS. and Cruise Associates remains in effect, our board of directors may not approve certain corporate actions unless those actions are approved by one non-independent director nominated by A. Wilhelmsen AS. and one non-independent director nominated by Cruise Associates.
       Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Wachovia National Bank.
Preferred Stock
       The material terms of any series of preferred stock that we offer though a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control. Our preferred stock could be used to dilute the stock ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common stock.
Liability of Directors and Officers
       Our Restated Articles of Incorporation and By-Laws contain provisions which eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of their fiduciary duties other than liability for:

(1) breaches of the duty of loyalty;

(2) acts or omissions not in good faith;

(3) acts or omissions which involve intentional misconduct or a knowing violation of law or

(4) any transactions in which the director derived an improper personal benefit.
       We believe that these provisions are necessary to attract and retain qualified persons as our directors and officers.

SELLING SHAREHOLDERS
       The following table sets forth information regarding the beneficial ownership of our common stock as of February 28, 2005 by certain of our shareholders. To the extent indicated in the accompanying prospectus supplement, one or both of our selling shareholders may from time to time offer shares of our common stock for sale.

	Shares Owned
	Beneficially

Name	Number	Percent

A. Wilhelmsen AS.(1)	42,966,472	21.3%
Cruise Associates(2)	33,281,900	16.5%

(1)	A. Wilhelmsen AS. is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.

(2)	Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family and various trusts primarily for the benefit of certain members of the Ofer family.
PLAN OF DISTRIBUTION
       We may sell any of the securities to or through underwriters or dealers and may also sell these securities directly to other purchasers or through agents.
       The sale of the securities offered by this prospectus may be made from time to time in one or more transactions at fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices.
       Sales of our common stock may be made from time to time in one or more transactions on the New York Stock Exchange or the Oslo Stock Exchange, in negotiated transactions or a combination of those methods of sale, at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at other negotiated prices. Sales of other securities may be listed on a stock exchange to the extent described in a prospectus supplement.
       In connection with the sale of the securities offered by this prospectus, underwriters or agents may receive compensation from us, from our selling shareholders or from purchasers of securities for whom they may act as agents. Underwriters may sell securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us or the selling shareholders and any profit on the resale of those securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter or agent will be identified, and any compensation that we or the selling shareholders provide will be described, in the prospectus supplement. We will bear all of the expenses associated with the shares of our common stock sold by the selling shareholders, other than underwriters’ discounts, commissions and transfer taxes.
       Under agreements which we or the selling shareholders may enter into the underwriters and agents who participate in the distribution of the securities offered by this prospectus may be entitled to indemnification by us or the selling shareholders against certain liabilities, including liabilities under the Securities Act.
       If the prospectus supplement so indicates, either we or the selling shareholders will authorize underwriters or other persons acting as our or their agents to solicit offers by selected institutions to purchase the securities from us or the selling shareholders under contracts providing for payment and delivery on a future date. Institutions with which those contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we or the selling shareholders must approve those institutions. The obligations of any purchaser under such a contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which that purchaser is subject. The underwriters and those other agents will not be responsible for the validity or performance of such contracts.
       Until the distribution of the securities offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of underwriters and some selling group members to bid for and purchase the securities. As an exception to those rules, underwriters may engage in certain transactions that stabilize the price of the securities. Those transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.
       If any underwriters create a short position in the securities in connection with any offering, that is, if they sell more securities than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing securities in the open market.
       “Covered” short sales are sales made in an amount not greater than the underwriters’ “overallotment” option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option.
       “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
       Underwriters may also impose a penalty bid on some selling group members. This means that if the underwriters purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.
       In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities if it discourages resales of the securities.
       Neither we nor any underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities offered by this prospectus. In addition, neither we nor any underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.
       Some of the underwriters or agents and their associates may engage in transactions with and perform services for us or the selling shareholders in the ordinary course of business.
       The securities offered by this prospectus may or may not be listed on a national securities exchange (other than our common stock, which is listed on the New York Stock Exchange). Any shares of our common stock sold through a prospectus supplement will be listed on the New York Stock Exchange, the Oslo Stock Exchange or both, subject to official notice of issuance. We cannot assure you that there will be an active trading market for the securities.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described in Item 15 of the Registration Statement of which this prospectus is a part, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted against us by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
LEGAL MATTERS
       The law firm of Davis Polk & Wardwell will pass upon the validity of the debt securities and certain legal matters regarding our common stock and preferred stock. The law firm of Watson, Farley & Williams (New York) LLP will pass upon the validity of our common stock. Fried, Frank, Harris, Shriver & Jacobson LLP will pass upon certain legal matters for any underwriters or agents. Davis Polk & Wardwell and Fried, Frank, Harris, Shriver & Jacobson LLP will rely on Watson, Farley & Williams (New York) LLP regarding matters of Liberian law.
       Davis Polk & Wardwell represented A. Wilhelmsen AS. in its acquisition of our common stock and provides legal services for A. Wilhelmsen AS.
EXPERTS
       The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.